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06019481

December 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Re: **QinetiQ Group plc – File No. 82-34944**
**Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")**

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Notification of transactions of Directors, persons discharging Managerial responsibility or connected persons, dated December 18, 2006
- Regulatory Announcement – Purchase of ordinary shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated December 13, 2006
- Regulatory Announcement – Purchase of ordinary shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated December 12, 2006
- Regulatory Announcement – Interim Results, dated November 29, 2006
- Regulatory Announcement – QinetiQ appoints ex-CIA head as non-executive director: George Tenet joins QinetiQ board, dated October 24, 2006
- Regulatory Announcement – Purchase of ordinary shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated October 18, 2006



Dlw 1/3

- Regulatory Announcement – Pre-Interim Close Trading Update, dated September 29, 2006

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

**Regulatory Announcement**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:23 18-Dec-06 |
| **Number** | 1573O |

RNS Number:1573O
QinetiQ Group plc
18 December 2006

QinetiQ Group plc

18 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The notification listed below was received under Paragraph 3.1.2 of the Disclosure Rules.

QinetiQ Group plc (the "Company") announces that it received notification on 15 December 2006 of the following grant of options to acquire ordinary shares of 1 penny each in the Company ("Ordinary Shares") under the rules of the QinetiQ Group plc Share Option Scheme (the "Scheme") at an exercise price of £1.88 per share, namely, the following "Person Discharging Managerial Responsibilities" ("PDMR") was granted options on 7 December 2006 to acquire Ordinary Shares under the rules of the Scheme:

| Name of PDMR | Number of Ordinary Shares granted under option | Total number of Ordinary Shares over which options held after this grant |
|---|---|---|
| Duane Andrews | 271,109 | 271,109 |

Options granted under the Scheme are normally exercisable during the period commencing on the third anniversary of the date of grant and ending on the day falling six months immediately after the third anniversary of the date of grant and their exercise is conditional upon the achievement of specified performance criteria.

18 December 2006

END

**Regulatory Announcement**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:58 13-Dec-06 |
| **Number** | 8502N |

RNS Number:8502N
QinetiQ Group plc
13 December 2006

QinetiQ Group plc
13 December 2006

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 December 2006 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 11 December 2006 held through the Trustee:

| | Number of Shares acquired * | Aggregate number of Shares held beneficially following acquisition (across all accounts) |
|---|---|---|
| Directors | | |
| Doug Webb | 87 | 618,866 |
| Persons Discharging Managerial Responsibility | | |
| Lynton Boardman | 71 | 857,482 |
| Andrew Sleigh | 87 | 2,787,767 |

* The Number of Shares acquired includes 65 Partnership Shares (except for Lynton Boardman which includes 53 Partnership Shares) acquired at 191.5 pence and 22 Matching Shares (except for Lynton Boardman which includes 18 Matching Shares) awarded at 191.5 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

13 December 2006

END

**Regulatory Announcement**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:05 12-Dec-06 |
| **Number** | 7517N |

RNS Number:7517N
QinetiQ Group plc
12 December 2006

QinetiQ Group plc
12 December 2006

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 December 2006 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 9 November 2006 held through the Trustee:

| | Number of Shares acquired * | Aggregate number of Shares held beneficially following acquisition (across all accounts) |
|---|---|---|
| Directors | | |
| Doug Webb | 89 | 618,779 |
| Persons Discharging Managerial Responsibility | | |
| Lynton Boardman | 71 | 857,441 |
| Andrew Sleigh | 89 | 2,787,680 |

* The Number of Shares acquired includes 67 Partnership Shares (except for Lynton Boardman which includes 53 Partnership Shares) acquired at 186.8958 pence and 22 Matching Shares (except for Lynton Boardman which includes 18 Matching Shares) awarded at 186.8958 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

12 December 2006

END

**Regulatory Announcement**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Interim Results |
| **Released** | 07:01 30-Nov-06 |
| **Number** | 9629M |

RNS Number:9629M
QinetiQ Group plc
30 November 2006

News release

30 November 2006

QinetiQ Group plc
Interim Results Announcement
Six month period ended 30 September 2006

Results highlights

Results in line with expectations, supporting the full year outlook.

- Turnover increased by 13.9% to £539.2m (2005: £473.5m)
- Orders won in period grew 38.1% to £524.6m (2005: £379.9m)
- Contracted and funded backlog increased by 14.7% to £697.6m (31 March 2006: £608.4m). Backlog is £5.6bn including LTPA contract.
- North America turnover increased to £165.8m (2005: £91.5m), with organic growth of 9.2% and a strong book to bill ratio of 1.3:1
- Underlying operating profit before restructuring costs* up 18.3% to £43.9m and underlying operating margin before restructuring costs* increased 30 basis points to 8.1%
- Underlying profit before tax and restructuring costs* increased by 18.8% to £38.6m (2005: £32.5m)
- Underlying earnings per share of 3.7p (4.7p per share excluding the impact of restructuring costs*; 2005: 4.2p per share)

- Interim dividend of 1.2p per share declared

See Glossary section on page 12 for definitions of Non GAAP terms used throughout this statement

* £9.0m of restructuring costs in H1 2006 (H1 2005: £nil)

Commenting on the results, Graham Love, Chief Executive Officer, said:
"We are continuing to perform to expectations, and remain focused on delivering the growth strategy we set out at the time of the IPO. Our increased turnover and strong order performance is underpinned by the growth of our North American business, where we see the greatest opportunity for expansion. In the UK, we have continued to grow our Technology Supply business as planned in order to counteract the expected decline in research revenue. We saw further growth in our commercialisation business offsetting the reduction in our LCD royalty revenue which finished last year.

"Looking forward, our three strategic thrusts remain the repositioning into growth areas within the UK defence market, the expansion of our US presence with organic growth supplemented by further acquisitions, and the commercialisation of our defence technologies. We are confident that we remain on track to deliver performance in the remainder of the year in line with expectations."

There will be a webcast of the presentation of the Interim Results at 9:30am on 30th November 2006. For details log on to the QinetiQ Investor Centre at: www.qinetiq.com/home/investor centre.html

-ends-

Register now for our electronic news alert service
by visiting the newsroom at www.QinetiQ.com

Notes for Editors:

- QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology business that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has over 11,400 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.
- QinetiQ is organised into three operating sectors:
  - o Defence & Technology (D&T) - D&T represents the core of QinetiQ's UK

based defence business, delivering research based technology solutions, advice and managed services that support the UK's armed forces and those of its allies.

- Security & Dual Use (S&DU) - S&DU draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent commercial markets.
- QinetiQ North America (QNA) - QNA delivers technology services, systems engineering & technical assistance and IT services into the North American marketplace from its US based operations.


For further information please contact:

| | |
|---|---|
| QinetiQ: Nicky Louth-Davies | +44 (0)1252 392809 |
| Citigate Dewe Rogerson: Chris Barrie | +44 (0)20 7282 2943 |
| Andrew Hey | +44 (0)20 7216 4729 |


Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

Operational review

QinetiQ continued to trade in line with expectations in the first half of 2006, with turnover increasing by 13.9% to £539.2m (2005: £473.5m) and strong order growth. This progress has been built on a robust growth strategy. The Group's strong order performance of £524.6m (2005: £379.9m), driven particularly from the US and UK defence businesses, demonstrates the success of its broadly based business model, which ensures QinetiQ is not dependent on individual orders to deliver growth.

Continued repositioning of QinetiQ's UK defence business saw a 15.8% increase in the provision of technology into the supply chain and an ongoing book to bill ratio of 1.1:1 in this area, largely offsetting the expected reduction in revenue from the MOD research programme. Technology Supply wins include

contracts to provide key elements such as electronic armour to the Future Rapid Effects System (FRES) programme, and under water effects programmes for DEC (UWE). Notable wins by the UK defence advisory business included a three-year extension to support the Typhoon project worth up to £52.5m, while recent wins include the award of a five-year call-off contract from the US military for the vehicle-arresting device X-Net, the first orders from which totalled $9.2m, and an eight year contract worth over £10m to provide flight test and evaluation services to the Merlin helicopter programme. In Managed Services the Group continues perform well under the Long Term Partnering Agreement (LTPA) to manage MoD's test and evaluation ranges, with QinetiQ achieving increases in the performance scores reported under the Performance Regime in the contract. The Group is close to finalising negotiations as preferred bidder on the Combined Aerial Targets Service (CATS) and is currently awaiting the UK Government's decision on the selection of preferred bidders for the two packages of the DTR programme for which it has submitted bids.

QinetiQ's commercial business, Security & Dual Use (S&DU), also saw continued growth with a 6.5% increase in turnover driven by growth in the Security business, which recorded a book to bill ratio of 1.3:1 in the half year, and a full year's contribution from the European space business, Verhaert. Recent wins include a contract with US DARPA for a novel lenseless camera and further IT security managed services contracts, including a £1.6m contract with pharmaceutical authentication company Aegate. QinetiQ anticipates a continued increase in demand for security technology as a result of sustained threat levels around the world.

QinetiQ has expanded its portfolio of ventures businesses this half year, including the launch of a development programme with the US company Crown Holdings to adapt QinetiQ's Omni-ID PakTM Radio Frequency Identification (RFID) technology for use in metal packaging. The technology will allow brand owners to integrate ultra high frequency (UHF) RFID tags into metal packaging or on water-based products for the first time, and will also reduce manufacturing costs thanks to its innovative antenna design. The Group is also conducting initial trials with US shoe retailer Stride Rite of the optical foot gauge already successfully delivered to UK retailer Clarks.

Steady progress was made in developing a balanced portfolio of businesses from early stage ideas to mature revenue and profit generators, with the most advanced ventures such as GPS chip sets and Tarsier moving through the first stages of revenue generation with early adopter customers. The Tarsier runway debris detector is now operationally live at Vancouver and the Dubai installation is scheduled for the first quarter of 2007. A new agreement with British Airports Authority (BAA) will also see Tarsier installed at Heathrow's south runway in the first quarter of 2007 for an extended evaluation, following earlier short trials at Heathrow and Southampton airports. In addition, an

installation at Providence, Rhode Island airport will allow further operational evaluation of Tarsier. QinetiQ continues to seek ways of optimising the value obtained from its ventures portfolio particularly with regard to targeted investments and realisations.

QinetiQ North America (QNA) turnover grew by 87.8% in constant currency, reflecting 9.2% organic growth and the inclusion of results from acquired businesses Apogen, Planning Systems (PSI) and Ocean Systems Engineering Corps (OSEC). Order performance was strong with a book to bill ratio of 1.3:1 over the period, driven particularly by over $85m of orders for the Talon robot platform. Good progress has also been made in other product areas with LAST Armor sales to MOD for use in the Mastiff PPV and further funding gained for the Precision Airdrop System (PADS). Further orders are expected for Maverick, the Improvised Explosive Device (IED) detection system, and Secures, the gunshot detection system. Services contract wins in Westar continue to grow, with strong demand for software engineering and technical support services in particular from the US Army offsetting the decline in Air Filters sales from its peak last year. Apogen continues to win business from its strong customer base, notably with further contract awards from the Department of Homeland Security and US Census Bureau. Synergies between the US companies are being developed actively, delivering new wins such as $11.3m of orders from the Marine Corps for support services from Apogen/OSEC in October 2006. In addition several cross Group market facing businesses have been created, including one to counter improvised explosive devices.

The OSEC acquisition was completed in May 2006, and QinetiQ continues to pursue its pipeline of other acquisition opportunities, primarily in North America.

Market conditions

The MOD's Defence Technology Strategy (DTS), the companion to its Defence Industrial Strategy White Paper (DIS), has confirmed the continued opportunities open to QinetiQ in the UK defence market. It recognises the need for national capability in science and technology, identifying a number of key technologies, many of which QinetiQ is currently leading on MOD programmes. QinetiQ regards the publication of the DTS as particularly significant for its business in that it argues for a stabilisation of the MOD's research programme. Implementation of the DIS continues, with one of the first tangible outputs being the formation of Team CW (Complex Weapons) of which QinetiQ is a member. In the Security market, Home Secretary John Reid's recent call for an 'innovation partnership' between the security industry and government validates QinetiQ's positioning strategy and is expected to produce future opportunities for QinetiQ's security technologies.

The US 2007 federal budget, announced in period, delivered an overall increase

of 6% in the defence budget, including a record $76.8bn for defence R&D plus a $70bn supplementary budget to support operations in Iraq. This points to continued growth opportunities for QinetiQ, which numbers the DoD as its second biggest customer and works increasingly closely with DoD, DARPA and other research agencies. The results of the November US mid term elections are not expected to change overall defence and security spending significantly from pre-election expectations. While spending for specific platforms may be reduced and RDT&E priorities may change, the Group remains confident about prospects for QNA on the basis that technology insertion remains a key priority.

## Appointments

The QinetiQ management team has been strengthened further, with the appointment of Duane Andrews as CEO of QinetiQ North America. Former CIA director George Tenet has been appointed as a non-executive director. Both bring outstanding knowledge and experience of the US defence and security markets. Additionally, Sir Alan West, recently retired as head of the Royal Navy, has become chairman of the QinetiQ Defence Advisory Board.

As described both in the IPO prospectus and the 2006 Annual Report and Accounts, QinetiQ's Chairman, Sir John Chisholm, relinquished his executive responsibilities and became non-executive Chairman with effect from 1 October 2006.

## Outlook

During the first half of the year, the Group has continued to deliver on the strategy set out at the time of the IPO in February 2006. The Board expects the Group to continue to trade in line with expectations for the remainder of the year. The D&T and S&DU sectors are expected to follow the historical trends for these businesses with a significantly greater proportion of UK profit being earned in the second half of the year. In QNA the 2007 DoD budget was finalised in October and the robust order flow in QNA has continued, supporting the Board's expectation that QNA will continue to deliver good underlying organic growth which the Group aims to continue to enhance with further acquisitions, subject to the availability of suitable opportunities at acceptable prices.

## Group trading performance

### Summary

| | 6 months to 30 Sep 2006 | 6 months to 30 Sep 2005 | 12 months to 31 Mar 2006 |
|---|---|---|---|
| Group turnover | £539.2m | £473.5m | £1,051.7m |

| | | | |
|---|---|---|---|
| Orders | £524.6m | £379.9m | £816.7m |
| Underlying operating margin before restructuring costs | 8.1% | 7.8% | |
| Underlying operating profit before restructuring costs | £43.9m | £37.1m | |
| Restructuring costs | £(9.0)m | - | |
| Underlying operating profit | £34.9m | £37.1m | £90.7m |
| Underlying operating profit margin | 6.5% | 7.8% | 8.6% |
| Underlying profit before tax before restructuring costs | £38.6m | £32.5m | £80.1m |
| Underlying earnings per share | 3.7p | 4.2p | 10.2p |
| Net debt | £255.1m | £332.7m | £233.0m |
| Net cashflow from operating activities before restructuring costs* | £35.3m | £71.5m | £106.1m |
| Backlog (excluding LTPA) | £697.6m | £648.0m | £608.4m |
| Headcount | 11,473 | 11,394 | 11,446 |

*Excluding £9.0m of current period restructuring costs and the cash outflow of prior year restructuring programmes of £7.8m (30 September 2005 and 31 March 2006: cash outflow of prior year restructuring programmes of £22.8m). Restructuring costs incurred in the 6 months ended *30 September 2006 are* considered to be part of the Group's normal cost base. They have been highlighted to aid understanding of the results as similar costs were incurred in the second half in prior years and accordingly in-year phasing comparisons are distorted.

| Turnover | 6 months to 30 Sept 2006 £m | 6 months to 30 Sept 2005 £m | 12 months to 31 March 2006 £m |
|---|---|---|---|
| Defence & Technology (D&T) | 311.5 | 323.9 | 669.6 |
| Security & Dual Use (S&DU) | 61.9 | 58.1 | 133.7 |
| QinetiQ North America (QNA) | 165.8 | 91.5 | 248.4 |
| Group turnover | 539.2 | 473.5 | 1,051.7 |

Turnover in the six months to 30 September 2006 grew by 13.9% over 2005, with

the acquisition of OSEC (acquired May 2006) contributing £10.8m. QNA delivered organic growth in turnover of 9.2% in constant currency terms with good growth from the Technology stream driven by strong Talon shipment levels. UK based sector turnover was broadly flat with the underlying growth in the Security & Dual Use Sector and a full contribution from Verhaert (acquired September 2005) mitigating the expected loss of LCD royalty income (£9.4m in 2005) and, within the Defence & Technology Sector, timing issues on the direction and signing of contracts.

| Orders and backlog | 6 months to 30 Sept 2006 £m | 6 months to 30 Sept 2005 £m | 12 months to 31 March 2006 £m |
|---|---|---|---|
| Orders | | | |
| Defence & Technology | 258.2 | 225.4 | 420.7 |
| Security & Dual Use | 49.4 | 72.2 | 168.1 |
| QinetiQ North America | 217.0 | 82.3 | 227.9 |
| Total | 524.6 | 379.9 | 816.7 |
| Backlog (ex LTPA) | | | |
| Defence & Technology | 418.5 | 412.0 | 366.6 |
| Security & Dual Use | 108.4 | 103.0 | 112.6 |
| QinetiQ North America | 170.7 | 133.0 | 129.2 |
| Total | 697.6 | 648.0 | 608.4 |

Orders won in the first half increased by 38.1% to £524.6m (20.5% organic growth). Growth in orders was driven by £45.5m further funding for Talon robots in QNA and the award of a three year contract extension worth up to £52.5m for the Typhoon programme in the UK, while the QNA acquisitions in 2005 and 2006 made a contribution of £68.1m in the first half. At a Group level this good performance was partly offset by S&DU which, in the previous year, included several multi-year managed services consultancy contracts and £9.4m of LCD royalties that, as expected, were not repeated in 2006. The overall book to bill ratio (excluding the LTPA) was strong at 1.2:1.

Backlog (ex LTPA) grew by 14.7% in the period to £697.6m, reflecting the strong order performance and book to bill ratio together with the acquisition of OSEC. The LTPA backlog stood at £4.9bn at period end.

Underlying operating profit

| | 6 months to 30 Sept 2006 | | 6 months to 30 Sept 2005 | |
|---|---|---|---|---|
| | Operating profit £m | Operating margin % | Operating profit £m | Operating margin % |
| Defence & Technology (D&T) | 14.0 | 4.5 | 22.2 | 6.9 |
| D&T restructuring costs | 9.0 | | - | |
| Underlying D&T operating profit before restructuring costs | 23.0 | 7.4 | 22.2 | 6.9 |
| Security & Dual Use (S&DU) | 3.2 | 5.2 | 4.5 | 7.7 |
| QinetiQ North America (QNA) | 17.7 | 10.7 | 10.4 | 11.4 |
| Underlying operating profit before restructuring costs | 43.9 | 8.1 | 37.1 | 7.8 |

Underlying growth in operating profit in each of the sectors is masked by a number of factors when making a half on half comparison. The impact of UK restructuring programmes amounting to £9.0m in the first half of the year rather than the second half, as was the case last year, is shown in the table above. Additionally the profit impact of the £9.4m non-recurring licence revenue from the LCD patents in the first half of the prior year and the weakening of the US dollar:Sterling exchange rate during the period have also impacted on the comparability of profits. On a constant currency basis (using the same average exchange rates as the prior period) the operating profit of QNA would have been 3.9% (£0.7m) higher than reported at £18.4m. It is expected that the impact of the specific UK sector related items, together with the customary second half bias in the UK business, will result in an even greater proportion of profits generated in the second half of this year than normal.

Profit before tax and earnings per share

Profit before tax, excluding the impact of restructuring costs, has increased by 18.8% to £38.6m compared to £32.5m in 2005. After restructuring charges profit before tax for the period was £29.6m. Underlying earnings per share, excluding the impact of restructuring charges for the period is 4.7 pence per share. Underlying earnings per share of 3.7 pence per share is below the figure for the comparative period of 4.2 pence per share largely as a function of the comparative period being based on the number of shares in issue at the date of the IPO in February 2006 (573m). The impact of the primary issue at the time of the IPO and subsequent exercises of historic share options has lifted the average number of shares in issue by 14% to 654m in the current period which accounts for virtually all of the reduction in EPS.

Sector analysis

Defence and Technology

| | 6 months to 30 Sept 2006 £m | 6 months to 30 Sept 2005 £m * | 12 months to 31 March 2006 £m | Growth % |
|---|---|---|---|---|
| **Turnover** | | | | |
| MOD Research | 67.1 | 83.2 | 164.3 | (19.4)% |
| Technology Supply | 62.4 | 53.9 | 124.2 | 15.8% |
| Procurement & Capability Support | 84.0 | 93.5 | 197.3 | (10.2)% |
| Managed Services | 98.0 | 93.3 | 183.8 | 5.0% |
| | 311.5 | 323.9 | 669.6 | (3.8)% |
| Underlying operating margin before restructuring costs | 7.4% | 6.9% | | |
| Underlying operating profit before restructuring costs | 23.0 | 22.2 | | |
| Restructuring costs | (9.0) | - | | |
| Underlying operating profit | 14.0 | 22.2 | 56.5 | |
| Underlying operating margin | 4.5% | 6.9% | 8.4% | |
| **Orders** | | | | |
| MOD Research | 52.2 | 41.1 | 99.8 | |
| Technology Supply | 70.0 | 63.7 | 137.3 | |
| Procurement & Capability Support | 133.0 | 118.5 | 177.1 | |
| Managed Services | 3.0 | 2.1 | 6.5 | |
| | 258.2 | 225.4 | 420.7 | |
| Headcount at period end | 6,532 | 6,795 | 6,791 | |

*£3.6m of revenue has been reclassified in the period to 30 Sept 2005 from Procurement & Capability Support to Managed Services from the classification in

the IPO Prospectus to align the presentation with that used at 31 March 2006 and 30 Sept 2006

Defence and Technology (D&T) turnover decreased by 3.8% to £311.5m in the first half of the year compared to the previous year. The decrease in turnover largely reflects timing issues on the direction and signing of MOD funding towards specific programmes in the first half of the year. The Group believes this is in part due to the short term effects of the efforts within MOD directed towards the completion of the Defence Technology Strategy paper, subsequently published by MOD in October 2006 and the impact of the announcement by MOD that the DPO and DLA will merge, both of which are considered to be beneficial to QinetiQ in the medium term.

The overall level of MOD research undertaken by the Group has continued to fall in line with expectations from £95.6m (D&T £83.2m) in the first half of 2006 to £77.2m (D&T £67.1m) in the current period as further areas of the research budget are opened to competition and the volume of assured work for QinetiQ declines. QinetiQ has continued to win more than half of the competed research programmes that it bids for and has largely offset the impact of competition in the research programme by increasing its penetration of the defence technology supply chain, as a partner or subcontractor to prime contractors. Growth of 15.8% in revenues in the Technology Supply stream to £62.4m has largely offset the 19.4% reduction in MOD research revenue within the D&T sector. The positive trend for Technology Supply continues in the orders won in the first half where the book to bill ratio was 1.1:1. Technology Supply wins include contracts to provide key elements such as electronic armour to the Future Rapid Effects System (FRES) programme and under water effects programmes for DEC (UWE). Progress continues in non defence markets, an example being the sale of Cerberus, a swimmer and diver detection system, to several commercial clients including the intended deployment to protect a large private yacht while at anchor or alongside in harbour.

Procurement and Capability Support turnover fell by 10.2% in the first six months largely due to particularly high levels of demand for Tasking Services within the LTPA in the prior period and the timing of tasking work undertaken in the current period. The £14.5m increase in Procurement & Capability Support orders is in part due to the three year extension to the Typhoon support contract, worth up to £52.5m, offset by the very strong order levels experienced for tasking services in the first half of the prior period. Within Managed Services the core provision of test and evaluation services under the LTPA remained broadly consistent, with the increase in revenue being largely attributable to price indexation.

Underlying operating profit (excluding restructuring costs of £9.0m (2005: £nil)) increased to £23.0m with underlying operating margins, on the same basis,

improving from 6.9% to 7.4%. The restructuring costs were incurred in the period as D&T continues to align its technical capabilities to market needs. In the prior year restructuring costs of £4.4m were incurred in D&T in the second half of the year.

Work continued throughout the period in Metrix, our joint venture with Land Securities Trillium, on our response to the major Defence Training Rationalisation Programme opportunity. The customer is currently indicating that the preferred bidder announcement will be made in December.

| Security & Dual Use | 6 months to 30 Sept 2006 £m | 6 months to 30 Sept 2005 £m | 12 months to 31 March 2006 £m | Growth % |
|---|---|---|---|---|
| Turnover | | | | |
| Security | 15.6 | 11.8 | 32.1 | 32.2% |
| Space | 10.1 | 8.7 | 25.5 | 16.1% |
| Technology Development & Exploitation (TD&E) | 21.7 | 26.4 | 50.3 | (17.8)% |
| Managed Services | 14.5 | 11.2 | 25.8 | 29.5% |
| | 61.9 | 58.1 | 133.7 | 6.5% |
| Underlying operating profit | 3.2 | 4.5 | 9.7 | |
| Underlying operating margin | 5.2% | 7.7% | 7.3% | |
| Orders | | | | |
| Security | 17.4 | 25.1 | 48.3 | |
| Space | 6.4 | 9.8 | 18.7 | |
| Technology Development & Exploitation (TD&E) | 22.5 | 28.2 | 63.1 | |
| Managed Services | 3.1 | 9.1 | 38.0 | |
| | 49.4 | 72.2 | 168.1 | |
| Headcount at period end | 1,540 | 1,701 | 1,643 | |

Security & Dual Use (S&DU) turnover increased by 6.5% in the period. The growth in revenue in the Security stream continued with the first delivery of the Tarsier runway debris monitoring system into Vancouver International Airport and further growth in IT security managed services turnover as new contracts came on-stream. TD&E revenues grew by 27.6% excluding the non-recurrence of £9.4m of royalty revenue in the first six months of 2005 from enforcement actions on LCD patents which expired in 2004. In particular turnover in S&DU was delivered by

strong performance in the Optronics division which converted its robust order pipeline from the second half of last year into revenue, supplemented by the receipt of £2m from the sale of non core intellectual property and initial income receipts from new licensing arrangements. The growth in the Space stream revenues reflects a full contribution from the Verhaert business (acquired in August 2005) and the growth in Managed Services is largely due to multi-year consultancy agreements which commenced in the second half of last year.

The operating profit margin of 5.2% compared to 7.7% in the prior period reflects the mix change across the two periods with the benefit of the high margin LCD royalty receipts in the prior period replaced by service and product revenue, generating more normal margin levels.

S&DU orders fell by 31.6% to £49.4m at the half year point, following a number of significant wins in the comparative period in 2005. The Security business continued to make good progress with a book to bill ratio of 1.3:1 which included further contract wins in IT security managed services, including a £1.6m three year secure hosting contract for Aegate's new drug authentication system, and the second Tarsier sale to Dubai International Airport. Interest in the Tarsier system solution remains strong and further demonstration trial systems have been provided at other airports around the globe. Orders in the Space stream are typically related to larger overall programmes and the timing of these contract decisions by customers has impacted order flow in the half. Headline TD&E orders declined due to the non-recurrence of the £9.4m of LCD patent royalties in the prior period but were up 19.7% if the LCD royalty orders are excluded.

QinetiQ North America

| | 6 months to 30 Sept 2006 £m | 6 months to 30 Sept 2005 £m | 12 months to 31 Mar 2006 £m | 6 months to 30 Sept 2006 $m | 6 months to 30 Sept 2005 $m | 12 months to 31 Mar 2006 $m |
|---|---|---|---|---|---|---|
| Average USD:GBP exchange rate | 1.87 | 1.80 | 1.77 | | | |
| Turnover | | | | | | |
| Technology | 53.3 | 33.3 | 82.9 | 99.5 | 60.0 | 146.8 |
| Systems Engineering & Technical Assistance (SETA) | 50.4 | 53.1 | 105.3 | 94.2 | 96.1 | 187.5 |
| IT Services | 62.1 | 5.1 | 60.2 | 116.1 | 8.9 | 105.5 |
| | 165.8 | 91.5 | 248.4 | 309.8 | 165.0 | 439.8 |

|  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|
| Underlying operating profit | 17.7 | 10.4 | 24.5 | 33.1 | 18.8 | 43.4 |
| Underlying operating margin | 10.7% | 11.4% | 9.9% |  |  |  |
| Orders |  |  |  |  |  |  |
| Technology | 95.1 | 38.0 | 73.2 | 177.8 | 68.5 | 129.6 |
| Systems Engineering & Technical Assistance (SETA) | 69.1 | 44.3 | 97.4 | 129.2 | 79.9 | 172.6 |
| IT Services | 52.8 | - | 57.3 | 98.7 | - | 100.3 |
|  | 217.0 | 82.3 | 227.9 | 405.7 | 148.4 | 402.5 |
| Headcount at period end | 3,051 | 2,537 | 2,640 |  |  |  |

QinetiQ North America (QNA) turnover increased by 87.8% on a constant currency basis, reflecting organic growth of 9.2% from FMI and Westar and contributions from acquired businesses, namely Apogen and Planning Systems Inc (PSI) (acquired September 2005) and Ocean Systems Engineering Corp (acquired May 2006). The Technology Stream has grown through the contribution of PSI for a full six months in the half year period compared to one month in the prior period and 28.5% growth in Foster Miller (FMI), driven by continued strong demand for Talon robots, including the first European order from the Royal Netherlands Army. Activity levels in the SETA stream, driven by Westar, saw 9.0% growth in the core systems engineering business underpinned by the strong contracts with the US Army, in particular with US Army Aviation for helicopter airworthiness qualification, the helicopter reset programme and database development for condition based maintenance programmes largely offsetting lower revenues from the Air Filtration Systems business, which benefited last year from significant revenues as the US Army in Iraq equipped their Blackhawk helicopter fleet. The IT Services stream, comprising Apogen and OSEC, made steady progress with Apogen reporting revenues consistent with those from the second half of last year, with the ongoing delays experienced in clearing new staff impacting revenue growth in the period, and with OSEC contributing revenues of $20.2m since its acquisition in May 2006.

Operating profits have grown both organically, in the Technology stream, and from acquisitions in both the Technology and IT services streams. The underlying operating margin has risen from 9.9% in the year to 31 March 2006 to 10.7% in the first half. The underlying operating margin of 11.4% in the first half of last year benefited from the stronger contribution from the high margin filters business.

QNA orders were strong in the first half, with an overall book to bill ratio of 1.3:1. In excess of $85m of Talon orders were booked in the first half along with generally robust order intake in the technology and SETA streams. IT Services orders were also strong at the end of the half and this has continued into October with strong order flow from the DHS.

The Group does not have any significant transactional foreign exchange exposure arising from its underlying business. However, the translation of QNA's results into sterling has been adversely impacted by the weakening of the dollar from $1.80:£1 in the prior period to $1.87:£1 in the current period. On a constant currency basis reported turnover and operating profit would have been 3.9% higher by some £6.5m and £0.7m respectively. The Group notes the continued weakening of the US dollar:sterling exchange rate which will continue to impact the translation of the operating results of QNA.

Other Group activities and performance

Acquisitions and disposals

On 15 May 2006 the Group completed the acquisition of Ocean Systems Engineering Corp (OSEC) for a cash consideration of £29.0m. OSEC is a leading provider of research, design, development and integration of advanced information technology systems to key defence agencies. The integration of OSEC into Apogen is well advanced and OSEC has delivered to expectations since acquisition.

Further payments totalling £6.7m of contingent and deferred consideration have been made in relation to prior year acquisitions, principally Westar, following the satisfaction of post acquisition performance criteria.

£1.1m was received from the disposal of a 12 per cent stake in a Group subsidiary, Aurix Limited, to a licensing partner.

Pensions

The Group continues to provide both defined contribution and defined benefit pension arrangements. The principal defined benefit scheme is the QinetiQ Pension Scheme.

At 30 September 2006 the QinetiQ Pension Scheme had gross assets of £732.9m (31 March 2006: £716.0m) and gross liabilities of £898.8m (31 March 2006: £884.4m) resulting in a gross deficit of £165.9m (31 March 2006: £168.4m). After deducting the deferred tax asset associated with the scheme the net pension deficit at the end of the period stood at £116.4m compared to £118.0m at 31 March 2006.

The two major drivers of the movement in the gross deficit in the period are a 0.1 percentage point increase in 15 year AA bond yields from 4.9% at 31 March 2006 to 5.0% at 30 September 2006, reducing the present value of the liabilities by approximately £22m, largely offset by the lower than expected return on assets as the equity markets were broadly unchanged between the start and end of the period.

## Tax

The underlying effective tax rate for the year is expected to be 22.6% (year to 31 March 2006: 22.7%). The effective rate continues to be below the standard UK rate, mainly due to the availability of research and development relief.

The UK business is not expected to be in a cash tax paying position in the current or next financial year whereas taxable profits from QNA operations are expected to result in cash tax payments on these businesses broadly following the US statutory rate. In the first half, the Group's cash flow benefited from the impact of higher than required payments on account in the US in the prior year.

## Cash flow and net debt

Net cash flow from operating activities of £27.5m (2005: £48.7m) reflects strong operational cash generation from QNA in the half offset by cash out flows of £7.8m (2005: £22.8m) from the restructuring programme announced at the end of last year. Excluding the impact of restructuring costs the operating cash conversion ratio for the period was 61.4% (2005: 148.7%) The prior period cash conversion benefited from the reversal of a £40m build up in short term MOD related working capital arising in the year to 31 March 2005.

Capital expenditure on plant property and equipment totalled £17.8m (2005: £16.7m). Of this amount £9.4m (2005: £8.6m) was in respect of contractually committed amounts recoverable through annual charges under managed services contracts (principally the LTPA). Other capex in the period largely related to office and computer equipment and minor estates works. Purchases of other intangible assets of £3.4m (2005: £0.6m) relate primarily to upfront payments for software licences. The Group capitalised £2.2m (2005: £nil) of development costs related to the Tarsier runway debris monitoring system in the period as the product continues to be developed in response to initial customer feedback.

The Group's net debt increased by £22.1m to £255.1m in the six months to 30 September 2006 and was principally denominated in US dollars. The US dollar: sterling exchange rate prevailing at the period end was $1.87:£1 (31 March 2006: $1.73:£1).

In August 2006 the Group extended its five year, £500m revolving currency facility (RCF) by a further year to August 2011. During November 2006 the Group has successfully negotiated a private debt placement with US financial institutions to refinance $260m of existing debt at favourable fixed interest rates providing the Group with a longer debt maturity profile over 7 and 10 years which better reflects the long term nature of the core debt financing used for the North American acquisitions. The Group intends to retain its borrowing facilities under the existing RCF at their current level once the private debt placement completes in early December.

Dividends

On 23 August 2006 the Group paid a maiden final ordinary dividend of 2.25p per share in respect of the year ended 31 March 2006. The Company intends to pay an interim dividend of 1.20p per ordinary share on 23 February 2007 in respect of the year ending 31 March 2007. The record date will be 26 January 2007. The Group anticipates that the interim dividend will normally represent approximately one third of the full annual dividend. No interim dividend was paid in the previous year.

Glossary

| | | |
|---|---|---|
| Backlog | - | The expected future value of turnover from contractually-committed customer orders (excluding £4.9bn value of remaining 22 years of LTPA contract) |
| Book to bill ratio | - | Ratio of orders in year to turnover in year |
| DARPA | - | US Defence Advanced Research Projects Agency |
| DEC (UWE) | - | Directorate Equipment Capability (Underwater Effects) |
| DHS | - | US Department of Homeland Security |
| DoD | - | US Department of Defense |
| DTR | - | Defence Training Rationalisation |
| LTPA | - | Long Term Partnership Agreement |
| MOD | - | UK Ministry of Defence |
| RDT&E | - | Research Development Test and Evaluation |
| SETA | - | Systems Engineering and Technical Assistance |
| Underlying earnings per share | - | Earnings per share as adjusted for non-recurring and other items as set out in note 6 to the interim results |
| Underlying effective tax rate | - | The tax charge for the year excluding the tax impact of non-recurring items expressed as a percentage of underlying profit before tax |
| Underlying operating cash conversion | - | The ratio of net cash flow from operations, less cash outflows on the purchase of intangible assets and property, plant and equipment to underlying operating profit, and before additional pension contributions |

| | | |
|---|---|---|
| Underlying operating margin | - | Earnings before interest, tax (excluding IPO costs, property, plant and equipment disposals and amortisation of intangibles arising on acquisitions) as a percentage of turnover |
| Underlying operating profit | - | Earnings before interest, tax (excluding IPO costs, property, plant and equipment disposals and amortisation of intangibles arising on acquisitions) |
| Underlying profit before tax | - | Profit before tax excluding IPO costs (including release of MoD indemnity), property, plant and equipment disposals, sale of interest in equity accounted associate, amortisation of intangible assets arising from acquisitions |

Consolidated Income Statement

| | Notes | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|---|
| Group turnover | | 539.7 | 474.1 | 1,053.1 |
| Less equity method accounted joint ventures and associates | | (0.5) | (0.6) | (1.4) |
| Turnover | 2 | 539.2 | 473.5 | 1,051.7 |
| Employee costs | | (273.1) | (229.1) | (492.0) |
| Third party project costs | | (112.2) | (91.7) | (230.8) |
| Other operating costs excluding depreciation and amortisation | | (111.1) | (103.4) | (217.5) |
| Share of post tax loss of equity accounted joint ventures and associates | | (0.4) | (0.7) | (0.4) |
| Profit on disposal of interest in subsidiary | | 0.7 | - | - |
| Other income | | 7.9 | 7.4 | 13.5 |
| EBITDA (Earnings before interest, tax, depreciation and amortisation) before IPO costs | | 51.0 | 56.0 | 124.5 |

| | Note | | | |
|---|---|---|---|---|
| Depreciation of property, plant and equipment | | (15.4) | (18.7) | (32.7) |
| Amortisation of purchased or internally developed intangible assets | | (0.7) | (0.2) | (1.1) |
| Group operating profit before IPO costs and acquisition amortisation | | 34.9 | 37.1 | 90.7 |
| Amortisation of intangible assets arising from acquisitions | | (6.0) | (3.5) | (12.3) |
| Group operating profit before IPO costs | | 28.9 | 33.6 | 78.4 |
| IPO costs | | - | - | (8.9) |
| Group operating profit | | 28.9 | 33.6 | 69.5 |
| Profit on disposal of non-current assets | | 0.1 | 13.9 | 8.9 |
| Finance income | 3 | 2.4 | 3.5 | 13.1 |
| Finance expense | 3 | (7.7) | (8.1) | (19.0) |
| Profit before tax | | 23.7 | 42.9 | 72.5 |
| Taxation expense | 4 | (4.3) | (7.8) | (12.1) |
| Profit for the period | | 19.4 | 35.1 | 60.4 |
| Profit attributable to: | | | | |
| Equity shareholders of the parent company | | 20.3 | 35.9 | 58.1 |
| Minority interest | | (0.9) | (0.8) | 2.3 |
| | | 19.4 | 35.1 | 60.4 |
| Earnings per share | | | | |
| Basic | 6 | 3.1p | 6.3p | 10.0p |
| Diluted | 6 | 3.0p | 6.1p | 9.8p |
| Underlying | 6 | 3.7p | 4.2p | 10.2p |

Consolidated Balance Sheet

| | Notes | 30 September 2006 (unaudited) £m | 30 September 2005 £m | 31 March 2006 £m |
|---|---|---|---|---|
| Non-current assets | | | | |
| Goodwill | | 316.5 | 299.2 | 315.0 |
| Intangible assets | | 56.1 | 84.8 | 56.4 |
| Property, plant and equipment | | 344.2 | 340.7 | 340.3 |
| Investment property | | - | 5.8 | 5.8 |
| Financial assets | | 19.5 | 18.2 | 22.1 |
| Investments | | 2.0 | - | 1.3 |
| Investments accounted for using the equity method | | 0.2 | - | 0.6 |
| Deferred tax asset | | 5.4 | 33.7 | 12.4 |
| | | 743.9 | 782.4 | 753.9 |
| Current assets | | | | |
| Inventories | | 31.0 | 21.1 | 25.4 |
| Financial assets | | 3.0 | 3.0 | 3.0 |
| Trade and other receivables | | 306.0 | 288.5 | 332.6 |
| Cash and cash equivalents | | 17.9 | 78.5 | 58.9 |
| Investments | | 4.3 | 13.2 | 11.2 |
| Non-current assets classified as held for sale | | 7.6 | 16.7 | 3.6 |
| | | 369.8 | 421.0 | 434.7 |
| Total assets | | 1,113.7 | 1,203.4 | 1,188.6 |
| Current liabilities | | | | |
| Trade and other payables | | (276.8) | (276.9) | (302.7) |
| Provisions | | (5.9) | (10.5) | (17.3) |
| Financial liabilities | | (4.1) | (58.7) | (6.6) |
| | | (286.8) | (346.1) | (326.6) |
| Non-current liabilities | | | | |
| Retirement benefit obligation (gross of deferred tax) | 11 | (165.9) | (206.3) | (168.4) |
| Deferred tax liability | | (0.8) | (27.3) | (8.2) |
| Provisions | | (8.0) | (13.9) | (9.2) |
| Provision for losses in equity accounted investments | | - | (0.9) | - |
| Financial liabilities | | (291.4) | (373.7) | (310.4) |

| | Note | | | |
|---|---|---|---|---|
| Other payables | | (4.5) | (4.8) | (2.9) |
| | | (470.6) | (626.9) | (499.1) |
| Total liabilities | | (757.4) | (973.0) | (825.7) |
| Net assets | | 356.3 | 230.4 | 362.9 |
| Capital and reserves | | | | |
| Ordinary shares | | 6.6 | 1.6 | 6.5 |
| Share premium account | | 147.6 | 11.4 | 147.5 |
| Capital redemption reserve | | 39.9 | 1.9 | 39.9 |
| Hedging and translation reserve | | 4.0 | 2.3 | 4.9 |
| Retained earnings | | 159.4 | 216.9 | 164.7 |
| Capital and reserves attributable to shareholders of the parent company | | 357.5 | 234.1 | 363.5 |
| Minority interest | | (1.2) | (3.7) | (0.6) |
| | 10 | 356.3 | 230.4 | 362.9 |

Consolidated Cash Flow Statement

| | 6 months ended 30 September 2006 (unaudited) | 6 months ended 30 September 2005 | Year ended 31 March 2006 |
|---|---|---|---|
| | £m | £m | £m |
| Profit for the period | 19.4 | 35.1 | 60.4 |
| Taxation expense | 4.3 | 7.8 | 12.1 |
| Net finance costs | 5.3 | 4.6 | 5.9 |
| IPO costs | - | - | 8.9 |
| Profit on disposal of non-current assets | (0.1) | (13.9) | (8.9) |
| Profit on disposal of interest in subsidiary | (0.7) | - | - |
| Depreciation of property, plant and equipment | 15.4 | 18.7 | 32.7 |
| Amortisation of intangible assets | 6.7 | 3.7 | 13.4 |
| Share of post tax loss of equity accounted joint ventures and associates | 0.4 | 0.7 | 0.4 |

| | | | |
|---|---|---|---|
| Cost of equity settled employee share schemes | 0.9 | - | - |
| IAS19 charge in excess of/(lower than) pension contributions | 4.6 | (2.7) | (2.4) |
| Increase in inventories | (5.6) | (5.6) | (9.9) |
| Decrease in receivables | 32.0 | 69.3 | 42.2 |
| Decrease in payables | (36.9) | (47.1) | (29.4) |
| Decrease in provisions | (12.6) | (19.9) | (17.8) |
| Cashflow from operations | 33.1 | 50.7 | 107.6 |
| Tax (paid)/received | (0.3) | 1.7 | (4.4) |
| Interest received | 1.2 | 1.2 | 3.4 |
| Interest paid | (6.5) | (4.9) | (12.8) |
| Preference share interest paid | - | - | (10.5) |
| Net cash flow from operating activities | 27.5 | 48.7 | 83.3 |
| Capitalised development costs | (2.2) | - | (6.3) |
| Purchase of other intangible assets | (3.4) | (0.6) | (2.2) |
| Purchase of property, plant and equipment | (17.8) | (16.7) | (45.0) |
| Sale of property, plant and equipment | 4.0 | 87.6 | 111.5 |
| Investments in associate undertaking and investments | (0.6) | (0.3) | (1.2) |
| Purchase of subsidiary undertakings | (35.7) | (196.5) | (202.5) |
| Sale of interest in subsidiary undertaking | 1.1 | - | - |
| Net cash flow from investing activities | (54.6) | (126.5) | (145.7) |
| Net (costs)/proceeds from initial public offering | (1.4) | - | 136.2 |
| Cash outflow from repayment of loans | - | (199.4) | (75.4) |
| Cash outflow from repayment of loan note | (1.3) | - | (45.9) |
| Cash inflow from loans received | 4.8 | 360.9 | 198.9 |
| Preference share repayment | - | - | (37.5) |
| Receipt of MOD indemnity | - | - | 45.3 |
| Equity dividends | (14.8) | - | - |
| Additional pension contributions | - | (11.0) | (106.4) |
| Capital element of finance lease rental payments | (2.4) | (0.8) | (2.2) |
| Capital element of finance lease rental receipts | 1.5 | 1.6 | 3.0 |
| Net cash flow from financing activities | (13.6) | 151.3 | 116.0 |
| (Decrease)/increase in cash and cash equivalents | (40.7) | 73.5 | 53.6 |
| Cash and cash equivalents at beginning of period | 58.6 | 5.0 | 5.0 |
| Cash and cash equivalents at end of period | 17.9 | 78.5 | 58.6 |

| | | | |
|---|---|---|---|
| Cash and cash equivalents | 17.9 | 78.5 | 58.9 |
| Overdrafts | - | - | (0.3) |
| Cash and cash equivalents at end of period | 17.9 | 78.5 | 58.6 |

Consolidated statement of recognised income and expense

| | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| Net (loss)/gain on hedge of net investment in foreign subsidiary | (10.4) | 0.6 | (2.0) |
| (Decrease)/increase in fair value of hedging derivatives | (1.4) | 0.6 | 4.9 |
| Movement in deferred tax on hedging derivatives | - | (0.2) | (1.5) |
| (Loss)/gain on available for sale assets | (6.9) | 0.4 | (1.6) |
| Actuarial gain/(loss) recognised in the defined benefit pension schemes | 7.1 | (89.3) | (105.4) |
| Movement on deferred tax asset on pension deficit | (0.9) | 24.8 | 8.7 |
| Net expense recognised directly in equity | (12.5) | (63.1) | (96.9) |
| Prior period restatement on adoption of IAS 32 & 39 | - | 1.3 | 1.3 |
| | (12.5) | (61.8) | (95.6) |
| Profit for the period | 19.4 | 35.1 | 60.4 |
| Total recognised income and expense for the period | 6.9 | (26.7) | (35.2) |
| Attributable to: | | | |
| Equity shareholders of the parent company | 7.8 | (25.9) | (37.5) |
| Minority interest | (0.9) | (0.8) | 2.3 |
| | 6.9 | (26.7) | (35.2) |

Significant accounting policies

1. Basis of preparation

The interim financial statements have been prepared applying accounting policies consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2006, except that the following amendments have been implemented in 2006 with no material effect on either the current or prior periods;

IAS 21 The effects of changes in foreign exchange rates,
IAS 39 Financial Instruments: Recognition and Measurement and,
IFRIC 4 Determining whether an arrangement contains a lease

The interim financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. The interim financial information is unaudited but has been reviewed by the auditors and their review opinion is included in this interim report. The interim financial information in this statement does not constitute statutory accounts, as defined in section 240 of the Companies Act 1985. The auditors' report on the statutory accounts for the year to 31 March 2006 and the 6 month period ended 30 September 2005 were unqualified and did not contain a statement under section 237 of the Companies Act 1985. Statutory accounts for the year to 31 March 2006 have been delivered to the Registrar of Companies. The interim financial statements were approved by the Board of Directors on 29 November 2006. The preparation of the interim financial statements requires management to make assumptions and estimates about future events which are uncertain, the actual outcome of which may result in a materially different outcome from that anticipated.

2. Business segments

6 months ended 30 September 2006 (unaudited)

| | Defence & Technology £m | Security & Dual Use £m | QinetiQ North America £m | Consolidated £m |
|---|---|---|---|---|
| Turnover | 311.5 | 61.9 | 165.8 | 539.2 |
| Other information | | | | |
| EBITDA before share of equity accounted joint ventures and associates | 24.1 | 8.0 | 19.3 | 51.4 |
| Share of loss of equity accounted joint ventures and associates | - | (0.4) | - | (0.4) |

| | | | | |
|---|---|---|---|---|
| EBITDA | 24.1 | 7.6 | 19.3 | 51.0 |
| Depreciation of property, plant and equipment - own equipment | (6.3) | (4.0) | (1.6) | (11.9) |
| Depreciation of property, plant and equipment - LTPA funded | (3.5) | - | - | (3.5) |
| Amortisation of purchased or internally developed intangible assets | (0.3) | (0.4) | - | (0.7) |
| Group operating profit before acquisition amortisation | 14.0 | 3.2 | 17.7 | 34.9 |
| Amortisation of intangible assets arising from acquisitions | (0.7) | (0.5) | (4.8) | (6.0) |
| Group operating profit | 13.3 | 2.7 | 12.9 | 28.9 |
| Profit on disposal of non-current assets | | | | 0.1 |
| Net finance expense | | | | (5.3) |
| Profit before tax | | | | 23.7 |
| Taxation expense | | | | (4.3) |
| Profit for the period | | | | 19.4 |

2. Business segments (continued)

6 months ended 30 September 2005

| | Defence & Technology £m | Security & Dual Use £m | QinetiQ North America £m | Consolidated £m |
|---|---|---|---|---|
| Turnover | 323.9 | 58.1 | 91.5 | 473.5 |
| Other information | | | | |
| EBITDA before share of equity accounted joint ventures and associates | 35.5 | 9.7 | 11.5 | 56.7 |
| Share of loss of equity accounted joint ventures and associates | - | (0.7) | - | (0.7) |
| EBITDA | 35.5 | 9.0 | 11.5 | 56.0 |
| Depreciation of property, plant and equipment - own equipment | (8.6) | (4.4) | (1.1) | (14.1) |
| Depreciation of property, plant and equipment | | | | |

| | | | | |
|---|---|---|---|---|
| - LTPA funded | (4.6) | - | - | (4.6) |
| Amortisation of purchased or internally developed intangible assets | (0.1) | (0.1) | - | (0.2) |
| Group operating profit before acquisition amortisation | 22.2 | 4.5 | 10.4 | 37.1 |
| Amortisation of intangible assets arising from acquisitions | (0.9) | (0.1) | (2.5) | (3.5) |
| Group operating profit | 21.3 | 4.4 | 7.9 | 33.6 |
| Profit on disposal of non-current assets | | | | 13.9 |
| Net finance expense | | | | (4.6) |
| Profit before tax | | | | 42.9 |
| Taxation expense | | | | (7.8) |
| Profit for the period | | | | 35.1 |

Year ended 31 March 2006

| | Defence & Technology £m | Security & Dual Use £m | QinetiQ North America £m | Consolidated £m |
|---|---|---|---|---|
| Turnover | 669.6 | 133.7 | 248.4 | 1,051.7 |
| Other information | | | | |
| EBITDA before IPO costs and share of equity accounted joint ventures and associates | 79.0 | 18.8 | 27.1 | 124.9 |
| Share of loss of equity accounted joint ventures and associates | - | (0.4) | - | (0.4) |
| EBITDA before IPO costs | 79.0 | 18.4 | 27.1 | 124.5 |
| Depreciation of property, plant and equipment - own equipment | (13.2) | (8.2) | (2.5) | (23.9) |
| Depreciation of property, plant and equipment - LTPA funded | (8.8) | - | - | (8.8) |
| Amortisation of purchased or internally developed intangible assets | (0.5) | (0.5) | (0.1) | (1.1) |
| Group operating profit before IPO costs and acquisition amortisation | 56.5 | 9.7 | 24.5 | 90.7 |
| Amortisation of intangible assets arising from | | | | |

| | | | | |
|---|---|---|---|---|
| acquisitions | (2.0) | (0.7) | (9.6) | (12.3) |
| Group operating profit before IPO costs | 54.5 | 9.0 | 14.9 | 78.4 |
| IPO costs | | | | (8.9) |
| Group operating profit | | | | 69.5 |
| Profit on disposal of non-current assets | | | | 8.9 |
| Net finance expense | | | | (5.9) |
| Profit before tax | | | | 72.5 |
| Taxation expense | | | | (12.1) |
| Profit for the year | | | | 60.4 |

3. Finance income and expense

| | 6 months ended 30 September 2006 (unaudited) | | 6 months ended 30 September 2005 | | Year ended 31 March 2006 | |
|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m |
| Receivable on bank deposits | | 1.3 | | 1.2 | | 3.8 |
| Finance lease income | | 1.1 | | 1.2 | | 2.4 |
| Release of discount on MOD indemnity | | - | | 1.1 | | 2.2 |
| Finance income | | 2.4 | | 3.5 | | 8.4 |
| Amortisation of recapitalisation fee | | (0.1) | | (1.5) | | (1.6) |
| Payable on bank loans and overdrafts | (6.6) | | (4.4) | | (13.3) | |
| Finance lease expense | (1.0) | | - | | (1.0) | |
| Other loan interest | - | | (0.1) | | - | |
| Preference share interest | - | | (2.1) | | (3.1) | |
| Interest payable | | (7.6) | | (6.6) | | (17.4) |
| Finance expense | | (7.7) | | (8.1) | | (19.0) |
| Net finance costs before IPO related items | | (5.3) | | (4.6) | | (10.6) |
| Release of remaining discount on MOD indemnity | | - | | - | | 4.7 |

| | | | |
|---|---|---|---|
| Net finance expense | (5.3) | (4.6) | (5.9) |

## 4. Taxation expense

The tax charge has been based on the expected tax rate for the year on the Group's profit before tax, acquisition intangible amortisation and profit on disposal of non current assets.

## 5. Dividends

On 23 August 2006 the Group paid a final dividend of 2.25 pence per ordinary share totalling £14.8m in respect of the year ended 31 March 2006. On 29 November 2006 the Directors declared an interim dividend of 1.20 pence per ordinary share payable on 23 February 2007. No dividends were proposed or paid in the period to 30 September 2005.

## 6. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period on an adjusted basis to reflect the share restructuring that took place at IPO. For diluted earnings per share the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares arising from share options granted. Underlying earnings per share are presented in addition to basic and diluted earnings per share as the directors consider this gives a more relevant indication of underlying performance and reflect the adjustments for the impact of non-recurring and other items on basic earnings per share.

6 months ended 30 September 2006 (unaudited)

| | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|
| Basic | 20.3 | 654.5 | 3.10 |
| Effect of dilutive securities - options | | 12.3 | |
| Diluted | 20.3 | 666.8 | 3.04 |

6. Earnings per share (continued)

| Underlying earnings per share | Earnings £m | Weighted average number of shares Million | Per share amount pence |
|---|---|---|---|
| Basic | 20.3 | 654.5 | 3.10 |
| Profit on disposal of non-current assets | (0.1) | | |
| Amortisation of intangible assets arising from acquisitions | 6.0 | | |
| Tax impact of items above | (2.3) | | |
| Underlying | 23.9 | 654.5 | 3.65 |

6 months ended 30 September 2005

| | *Earnings* £m | Weighted average number of shares Million(1) | Per share amount pence |
|---|---|---|---|
| Basic | 35.9 | 573.0 | 6.27 |
| Effect of dilutive securities - options | | 12.4 | |
| Diluted | 35.9 | 585.4 | 6.13 |

| Underlying earnings per share | Earnings £m | Weighted average number of shares Million | Per share amount pence |
|---|---|---|---|
| Basic | 35.9 | 573.0 | 6.27 |
| Profit on disposal of non-current assets and impairment of asset held for sale | (13.9) | | |
| Amortisation of intangible assets arising from acquisitions | 3.5 | | |
| Tax impact of items above | (1.3) | | |

| | | | |
|---|---|---|---|
| Underlying | 24.2 | 573.0 | 4.22 |

Year ended 31 March 2006

| | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|
| Basic | 58.1 | 582.4 | 9.98 |
| Effect of dilutive securities - options | | 12.4 | |
| Diluted | 58.1 | 594.8 | 9.77 |

| Underlying earnings per share | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|
| Basic | 58.1 | 582.4 | 9.98 |
| IPO related items | 4.2 | | |
| Amortisation of intangible assets arising from acquisitions | 12.3 | | |
| Profit on disposal of non-current assets | (8.9) | | |
| Tax impact of items above | (0.7) | | |
| Brought forward unprovided tax losses utilised in year | (5.4) | | |
| Underlying | 59.6 | 582.4 | 10.23 |

(1) The weighted average shares in the 6 months ended 30 September 2005 table represents the shares in issue at the time of the Initial Public Offer on 15 February 2006.

7. Business combinations

On 4 April 2006 Apogen Technologies, one of QinetiQ's principal US subsidiaries,

signed an agreement to acquire, subject to US Government approval, San Diego-based Ocean Systems Engineering Corp (OSEC). The approvals were subsequently received and the acquisition completed on 15 May 2006 for a cash consideration, before acquisition costs, of £28.5m ($53.3m). The provisional fair value of net assets, including an estimate of the identifiable intangible fixed assets, was £7.7m ($14.3m) which together with acquisition costs of £0.5m ($0.9m) resulted in goodwill of £21.3m ($39.9m). OSEC reported revenues of $48.2m, EBITDA of $4.8m and earnings of $2.7m in the year to 31 December 2005.

8. Analysis of net debt

| | 30 September 2006 (unaudited) £m | 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| Due within one year | | | |
| Bank and cash | 17.9 | 78.5 | 58.9 |
| Bank overdraft | - | - | (0.3) |
| Recapitalisation fee | 0.2 | 0.1 | 0.1 |
| Loan notes | (0.2) | (7.1) | (1.5) |
| Finance lease creditor | (4.1) | (4.8) | (4.9) |
| Finance lease debtor | 3.0 | 3.0 | 3.0 |
| Preference shares | - | (46.9) | - |
| | 16.8 | 22.8 | 55.3 |
| Due after one year | | | |
| Bank Loan | (273.4) | (354.1) | (291.4) |
| Recapitalisation fee | 0.7 | 0.6 | 0.5 |
| Finance lease creditor | (14.5) | (16.8) | (15.2) |
| Finance lease debtor | 14.5 | 15.3 | 15.0 |
| Loan notes | (3.8) | (2.9) | (3.8) |
| Derivative financial assets | 5.0 | 2.9 | 7.1 |
| Derivative financial liabilities | (0.4) | (0.5) | (0.5) |
| | (271.9) | (355.5) | (288.3) |
| Total net debt | (255.1) | (332.7) | (233.0) |

9. Reconciliation of net cash flow to movement in net debt

| | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| (Decrease)/increase in cash in the period | (40.7) | 73.5 | 53.6 |
| New loans | (4.8) | (354.1) | (191.3) |
| New loan notes | - | (6.8) | (7.6) |
| Bank loan repayments | - | 163.1 | 72.2 |
| Loan note repayments | 1.3 | 43.6 | 45.9 |
| Repayments of other borrowings | - | (7.3) | 3.2 |
| Preference Share and associated interest repayment | - | - | 48.0 |
| Capital element of finance lease payments | 2.4 | 0.8 | 2.2 |
| Capital element of finance lease receipts | (1.5) | (1.6) | (3.0) |
| Addition of deferred financing costs | 0.4 | 0.7 | 0.7 |
| Change in net debt resulting from cash flows | (42.9) | (88.1) | 23.9 |
| Amortisation of deferred financing costs | (0.1) | (1.5) | (1.6) |
| Foreign exchange movements | 22.8 | (5.0) | (21.5) |
| Preference Share and associated interest repayment | - | (46.9) | (48.0) |
| Finance lease payables | (0.9) | (18.3) | (18.2) |
| Finance lease receivables | 1.0 | 1.3 | 2.4 |
| Adoption of IAS 32 & 39 | - | 1.8 | 1.8 |
| Movement on derivatives | (2.0) | 0.6 | 4.8 |
| Net debt at the start of the period | (233.0) | (176.6) | (176.6) |
| Net debt at the end of the period | (255.1) | (332.7) | (233.0) |

10. Changes in equity

| | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| Shareholders' funds at the start of the period | 362.9 | 294.1 | 294.1 |
| Adoption of IAS 32 & IAS 39 (net of deferred tax) | - | (36.2) | (36.2) |
| Shareholders' funds at the start of the period | 362.9 | 257.9 | 257.9 |
| Exchange (loss)/gain | (10.4) | 1.2 | (2.0) |
| Profit for the period | 19.4 | 35.1 | 60.4 |
| Ordinary share dividend | (14.8) | - | - |
| Bonus issue | - | - | (4.1) |
| Shares issued | 0.2 | - | 159.2 |
| IPO costs | - | - | (13.6) |
| Purchase of own shares | (0.1) | - | - |
| Share based payments | 1.0 | - | 0.1 |
| Net (loss)/gain on available for sale financial assets | (6.9) | 0.4 | (1.6) |
| (Decrease)/increase in fair value of hedging derivatives | (1.4) | 0.6 | 4.9 |
| Deferred tax on hedging derivatives | - | (0.2) | (1.5) |
| Minority interest arising on acquisition and disposal | 0.2 | (0.1) | (0.1) |
| Actuarial gain/(loss) recognised in the defined benefit pension schemes | 7.1 | (89.3) | (105.4) |
| Deferred tax asset on pension deficit | (0.9) | 24.8 | 8.7 |
| Shareholders' funds at the end of the period | 356.3 | 230.4 | 362.9 |

In the six months to 30 September 2006 the Group granted to certain employees 5.5m options under the Group Share Option Scheme at an exercise price of £1.95.

The total number of ordinary shares in issue at 30 September 2006 was 659.1m (31 March 2006: 650.6m)

## 11. Post-retirement benefits

Introduction and background to IAS 19

International Accounting Standard 19 (Employee Benefits) requires the Group to include in the balance sheet the surplus or deficit on the scheme calculated as at the balance sheet date. It is a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of the Group - principally the value at the balance sheet date of equity shares in which the scheme has invested and long term interest rates which are used to discount future liabilities. The funding of the scheme is based on long term trends and assumptions relating to market growth, as advised by qualified actuaries.

There were no outstanding or prepaid contributions at the balance sheet date (September 2005: £nil). Set out below is a summary of the overall IAS 19 defined benefit pension schemes' liabilities. The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

| | 30 September 2006 (unaudited) | 30 September 2005 | 31 March 2006 |
|---|---|---|---|
| | £m | £m | £m |
| Equities | 562.8 | 438.3 | 551.1 |
| Corporate bonds | 86.6 | 50.5 | 85.2 |
| Government bonds | 79.0 | 49.7 | 74.8 |
| Cash | 4.5 | 11.7 | 4.9 |
| Total market value of assets | 732.9 | 550.2 | 716.0 |
| Present value of scheme liabilities | (898.8) | (795.7) | (884.4) |
| Retirement benefit obligation | (165.9) | (245.5) | (168.4) |
| MOD pension indemnity | - | 39.2 | - |

| | | | |
|---|---|---|---|
| Net pension liability before deferred tax | (165.9) | (206.3) | (168.4) |
| Deferred tax asset | 49.5 | 73.6 | 50.4 |
| Net pension liability | (116.4) | (132.7) | (118.0) |

11 Post-retirement benefits (continued)

Assumptions

The major assumptions (weighted to reflect individual scheme differences) were:

| | 30 September 2006 (unaudited) | 30 September 2005 | 31 March 2006 |
|---|---|---|---|
| Rate of increase in salaries | 4.40% | 4.30% | 4.40% |
| Rate of increase in pensions in payment | 2.90% | 2.90% | 2.90% |
| Rate of increase in pensions in deferment | 2.90% | 2.80% | 2.90% |
| Discount rate applied to scheme liabilities | 5.00% | 5.00% | 4.90% |
| Inflation assumption | 2.90% | 2.80% | 2.90% |
| Mortality assumption in years | | | |
| Future male pensioners | 86 | 85 | 86 |
| Future female pensioners | 89 | 88 | 89 |

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate are measured by external market indicators. The principal sensitivities regarding the key assumptions in the IAS19 valuation are:

| Assumption | Change in assumption | Indicative effect on the scheme's gross liabilities |
|---|---|---|
| Discount rate | Increase/decrease by 0.1% | Decrease/increase by 2.5% |
| Rate of inflation | Increase/decrease by 0.1% | Increase/decrease by 2.5% |
| Real rate of increase in salaries | Increase/decrease by 0.1% | Increase/decrease by 0.6% |
| Mortality | Increase by 1 year | Increase by 4.5% |

| | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| Changes to the fair value of scheme assets: | | | |
| Opening fair value of scheme assets | 716.0 | 454.1 | 454.1 |
| Expected return on assets | 24.7 | 16.4 | 34.1 |
| Actuarial (loss)/gain on scheme assets | (19.5) | 49.7 | 85.8 |
| Contributions by the employer | 19.8 | 34.4 | 149.2 |
| Contributions by plan participants | 2.8 | 2.2 | 4.6 |
| Net benefits paid out | (10.9) | (6.6) | (11.8) |
| Closing fair value of scheme assets | 732.9 | 550.2 | 716.0 |

| | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| Changes to the present value of the defined benefit obligation: | | | |
| Opening defined benefit obligation | 884.4 | 617.2 | 617.2 |
| Current service cost | 24.3 | 20.2 | 40.1 |
| Interest cost | 21.8 | 16.9 | 34.4 |
| Contributions by plan participants | 2.8 | 2.2 | 4.6 |
| Actuarial (gain)/loss on scheme liabilities | (26.6) | 139.0 | 193.5 |
| Net benefits paid out | (10.9) | (6.6) | (11.8) |
| Curtailments | 3.0 | 6.8 | 6.4 |
| Closing defined benefit obligation | 898.8 | 795.7 | 884.4 |

11 Post-retirement benefits (continued)

| | 6 months ended 30 September 2006 (unaudited) £m | 6 months ended 30 September 2005 £m | Year ended 31 March 2006 £m |
|---|---|---|---|
| Pension costs charged to the income statement: | | | |
| Current service cost | 24.3 | 20.2 | 40.1 |

| | | | |
|---|---|---|---|
| Interest cost | 21.8 | 16.9 | 34.4 |
| Expected return on plan assets | (24.7) | (16.4) | (34.1) |
| Curtailment cost (1) | 3.0 | - | - |
| Total expense recognised in the income statement (gross of deferred tax) | 24.4 | 20.7 | 40.4 |

(1) Curtailment costs for the year to 31 March 2006 were provided for in the year to 31 March 2005 as part of the Group's restructuring costs.

Independent review report to QinetiQ Group plc

Introduction

We have been instructed by the Group to review the financial information for the six months ended 30 September 2006 which comprise the Income Statement, Balance Sheet, Cash Flow, Statement of Recognised Income and Expenses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise

disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

KPMG Audit Plc
Chartered Accountants
London
30 November 2006



END

**Regulatory Announcement**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | George Tenet joins Board |
| **Released** | 18:00 24-Oct-06 |
| **Number** | 9829K |

RNS Number:9829K
QinetiQ Group plc
24 October 2006

QinetiQ appoints ex-CIA head as non-executive director

George Tenet joins QinetiQ board

This replaces RNS Number:9266K which contained information published in error

QinetiQ Group plc, the international defence and security technology company, today announces the appointment of George Tenet as an independent non-executive director, with immediate effect. Tenet was one of the longest serving directors in the history of the US Central Intelligence Agency (CIA), holding office from 1997 to 2004.

Tenet was sworn in as the 18th director of Central Intelligence in July 1997, and under presidents Bill Clinton and George W. Bush led efforts to rebuild and modernise the CIA's capacity to acquire, analyse and disseminate critical intelligence information. Prior to this appointment he held the positions of CIA deputy director and acting director. He is currently a professor at Washington's Georgetown University, a board director of Guidance Software Inc and L-1 Identity Solutions and sits on the advisory board of The Analysis Corporation.

Commenting on the appointment, QinetiQ's chairman Sir John Chisholm said: "I am extremely pleased to welcome George Tenet to QinetiQ. His extraordinary track record and experience in the fields of intelligence and security are particularly relevant as we continue to focus on the US defence and security market."

Tenet said: "I am looking forward with great enthusiasm to working with the QinetiQ team. I am especially interested in the capacity of the company's technologies to meet a number of the challenges faced by our nations' military and intelligence personnel."



END

## Regulatory Announcement

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 10:04 18-Oct-06 |
| **Number** | 6370K |

RNS Number:6370K
QinetiQ Group plc
18 October 2006

QinetiQ Group plc
18 October 2006

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 17 October 2006 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 10 October 2006 held through the Trustee:

| | Number of Shares acquired * | Aggregate number of Shares held beneficially following acquisition (across all accounts) |
|---|---|---|
| Directors | | |
| Doug Webb | 93 | 618,690 |
| Persons Discharging Managerial Responsibility | | |
| Lynton Boardman | 74 | 857,340 |
| Andrew Sleigh | 93 | 2,787,591 |

* The Number of Shares acquired includes 70 Partnership Shares (except for Lynton Boardman which includes 56 Partnership Shares) acquired at 177.25 pence and 23 Matching Shares (except for Lynton Boardman which includes 18 Matching Shares) awarded at 177.25 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.
Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

18 October 2006

END

**Regulatory Announcement**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Trading Statement |
| **Released** | 07:00 29-Sep-06 |
| **Number** | 6567J |

RNS Number:6567J
QinetiQ Group plc
29 September 2006

QinetiQ Group plc
29 September 2006

QinetiQ Group plc - Pre-Interim Close Trading Update
QinetiQ Group plc, the international defence and security technology company, today issues the following trading statement in respect of the six months ending 30 September 2006. The company's interim results will be announced on 30 November 2006.

The Board confirms that the outlook for the year remains in line with that described in the Company's 2006 Report and Accounts published in June and the statement issued at the Company's Annual General Meeting on 28 July 2006. Progress in the evolution of the business remains consistent with expectations at the IPO.

The UK business has, as expected, traded broadly in line with the prior year. There have been some notable sales successes including a £52.5m extension to our support package contract with MOD for the Typhoon project, a £10m contract for test and evaluation services to Lockheed Martin for the Merlin helicopter and a number of new wins for our secure hosting facilities, including a £1.6m contract with Aegate. We have also successfully flown our Zephyr solar powered UAV non-stop for 18 hours, with strong customer interest being shown.

As previously indicated, a significantly greater proportion of UK profit is always earned in the second half and this year that trend will be amplified by the previously announced restructuring programme in the Defence & Technology Sector (D&T), the costs of which have been incurred in the first half and are expected to total some £9m. The prior year performance of the Security & Dual Use Sector (S&DU) benefited from £9.4m of royalty income in respect of LCD patents which have now expired, but partially offsetting this we see some first half margin benefit from the timing of revenue investments within S&DU.

QinetiQ's North America Sector (QNA) is delivering good underlying organic growth. Continuing strong shipments of the Talon robot have been supported by the recent receipt of a further $23m of funded contracts and strong customer interest in SWORDS, the armed variant. With the US DoD budget having been signed three months into their current fiscal year, order intake was slower than expected at the beginning of the period but has accelerated as the half has progressed. Overall growth has, as expected, been somewhat held back by the anticipated decline in revenue from Westar's high margin Air Filters business compared with the first half of last year. The OSEC acquisition, completed in May 2006, has traded in line with our expectations at the time of its acquisition. The weakening US dollar, which has declined by some 4% year on year, has impacted the translation of the trading results of QNA operations, although we continue to maintain the majority of our net debt in US dollars to mitigate the economic impact.

QinetiQ's operating cash conversion remains in line with expectations, which include the impact of the cash outflows associated with the restructuring

programmes announced at the end of the prior financial year.
The Board considers that QinetiQ has made a solid start to its first full year as a public company.

For further information please contact:
Nicky Louth-Davies
Head of Media and Corporate Affairs
QinetiQ
T: +44 (0)1252 392809
www.qinetiq.com



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